LEADERS VARIABLE ANNUITY SERIES IV
TALCOTT RESOLUTION LIFE INSURANCE COMPANY

Annual Product Notice for Existing Investors
April 29, 2024

This product notice provides updated information about Leaders variable annuity Series IV, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life Insurance Company, (“Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Class of Contract	Website Address
Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q183
Leaders Access Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q175
Leaders Plus Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q159
Leaders Outlook Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q167
Leaders Platinum Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P110
Leaders Platinum Outlook Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q142
Leaders / Chase Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y509
Huntington Leaders Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q464
Huntington Leaders Outlook Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y608
Leaders Ultra	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y103
Leaders Select Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y202
Leaders Select Outlook Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y301
Leaders Select Plus Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y400
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Series IV, Leaders Access Series IV, Leaders Plus Series IV, Leaders Outlook Series IV, Leaders Platinum Series I, Leaders Platinum Outlook Series I, Leaders / Chase Series III, Huntington Leaders Series II, Huntington Leaders Outlook Series IV, Leaders Ultra, Leaders Select Series II, Leaders Select Outlook Series I, and Leaders Select Plus Series I.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.

For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	4
Updated Information About Your Contract	4
Key Information Table	4
Appendix A Funds Available Under the Contract	APP A-1
Appendix A.1 Funds by Product	APP A.1-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2023. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
Changes for all Contracts:
• Effective at the close of business on April 15, 2024, the AB VPS Sustainable International Thematic Portfolio was liquidated into the Invesco V.I. Government Money Market Fund.
Additional Changes for Leaders Select, Leaders Select Outlook and Leaders Select Plus:
• Effective at the close of business on April 30, 2024, the Allspring VT International Equity Fund was liquidated into the Invesco V.I. Government Money Market Fund.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES	Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., Access, Core, Outlook or Plus). Surrender charges may apply to both partial and full Surrenders.
•Access. No surrender charges.
•Core. If you withdraw money from your contract within 7 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•Outlook. If you withdraw money from your contract within 4 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
•Plus. If you withdraw money from your contract within 8 years following your last premium payment, you may be assessed a surrender charge of up to 8% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000 for a Core or Outlook contract, or $8,000 for a Plus contract. No surrender charges would apply to an Access contract.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).	2. Synopsis

Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges

	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	1.26%¹	1.71%¹
	Investment Options (fund fees and expenses)	0.36%²	1.47%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.30%[3]	1.50%[4]

1 As a percentage of average daily Sub-Account Values.
2 As a percentage of fund net assets.
3 As a percentage of average daily Contract Value or Payment Base depending on the optional benefit selected.
4 As a percentage of Payment Base.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $1,924	Highest Annual Cost: $5,129
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of Contract class, optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS			Location in Prospectus

Risk of Loss	You can lose money by investing in this contract, including loss of principal.	2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - Sales Charges Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to withdrawals before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investments
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. General Information 5. The Contract - a. Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
6. Optional Death Benefits a. MAV Plus Appendix Tax Appendices D-G
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
7. Miscellaneous - e. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract a. Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Contract Version	Website Address
Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q183
Leaders Access Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q175
Leaders Plus Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q159
Leaders Outlook Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q167
Leaders Platinum Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P110
Leaders Platinum Outlook Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q142
Leaders / Chase Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y509
Huntington Leaders Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q464
Huntington Leaders Outlook Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y608
Leaders Ultra	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y103
Leaders Select Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y202
Leaders Select Outlook Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y301
Leaders Select Plus Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y400
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.98%*	12.66%	5.92%	5.04%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.06%	16.86%	10.51%	7.29%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.15%	14.83%	5.55%	1.83%
U.S. Equity	AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%*	11.72%	11.57%	9.05%
U.S. Equity	Allspring VT Discovery All Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	33.50%	13.80%	10.68%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 Year	5 Year	10 Year
U.S. Equity	Allspring VT Opportunity Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	26.83%	15.03%	10.60%
U.S. Equity	Allspring VT Small Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.92%	4.35%	7.95%	6.86%
Allocation	American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	0.80%	14.02%	8.93%	6.98%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	0.98%	5.89%	(0.56)%	0.12%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.91%*	20.65%	10.07%	7.36%
International Equity	American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.91%*	22.29%	13.36%	9.30%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.16%*	15.79%	8.03%	5.51%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.84%	38.14%	18.38%	14.07%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.78%	25.82%	13.08%	10.63%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	1.03%	15.56%	4.58%	3.15%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	15.67%	8.37%	4.43%
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.73%*	4.72%	1.62%	1.83%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.77%*	16.97%	12.33%	9.64%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.81%	33.12%	16.36%	11.33%
U.S. Equity	Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.87%	28.72%	16.93%	11.38%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.83%	35.89%	19.34%	14.51%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.82%	14.80%	12.17%	7.85%
U.S. Equity	Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.85%	20.61%	16.63%	9.10%
U.S. Equity	Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.06%*	44.02%	13.64%	10.27%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.81%	8.55%	6.88%	4.90%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.29%	20.13%	10.04%	5.86%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.04%	13.31%	7.71%	5.32%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.01%*	12.67%	10.97%	6.94%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 Year	5 Year	10 Year
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.19%*	26.70%	13.41%	8.86%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.16%*	7.99%	1.85%	1.67%
Allocation	Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	14.78%	10.26%	7.61%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	20.00%	13.30%	9.27%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.59%	21.24%	14.32%	11.84%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	14.18%	13.72%	10.58%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	11.72%	8.47%	4.24%
U.S. Equity	Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.73%	14.87%	9.70%	8.77%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	18.42%	9.78%	7.17%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.80%	16.74%	11.77%	7.79%
U.S. Equity	Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.51%	7.72%	13.44%	10.69%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.50%	6.97%	1.86%	2.32%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.44%	5.18%	1.80%	1.27%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%	40.60%	15.88%	11.42%
U.S. Equity	Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	1.14%	15.29%	12.45%	6.98%
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	6.40%	4.66%	3.79%
U.S. Equity	Invesco V.I. Capital Appreciation Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%*	35.08%	16.12%	11.28%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	23.09%	12.67%	7.53%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.12%	12.85%	12.47%	9.51%
International Equity	Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.15%	17.87%	8.15%	4.07%
International Equity	Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	1.07%	34.45%	12.02%	8.20%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.36%	4.86%	1.69%	1.06%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.69%	4.62%	0.67%	1.15%
U.S. Equity	Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	1.00%	12.40%	11.49%	7.98%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.90%	10.18%	4.05%	3.22%
U.S. Equity	Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%*	22.83%	13.28%	9.74%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 Year	5 Year	10 Year
U.S. Equity	Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%	17.82%	12.78%	8.66%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.20%	16.26%	12.14%	6.28%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.90%	6.55%	3.14%	3.49%
U.S. Equity	Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%*	16.33%	13.01%	10.15%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	13.19%	10.72%	7.81%
Fixed Income	LVIP JPMorgan Core Bond Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.49%	5.91%	1.28%	1.81%
U.S. Equity	LVIP JPMorgan Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.74%	10.91%	10.98%	8.05%
U.S. Equity	LVIP JPMorgan U.S. Equity Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.69%	27.16%	17.15%	12.44%
U.S. Equity	MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	0.98%*	35.51%	15.59%	12.69%
U.S. Equity	MFS® Investors Trust Series - Service Class Adviser: Massachusetts Financial Services Company	1.03%*	18.66%	13.27%	10.00%
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	0.78%*	7.13%	1.58%	1.96%
Allocation	MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	0.86%*	10.22%	8.27%	6.27%
U.S. Equity	MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	0.94%*	7.63%	11.07%	8.25%
U.S. Equity	Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	1.05%*	44.13%	10.83%	8.38%
Fixed Income	Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.07%*	4.82%	0.98%	1.41%
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.11%*	17.48%	8.14%	6.35%
International Equity	Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.10%	18.51%	9.05%	3.70%
International Equity	Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.13%	18.68%	9.70%	3.88%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.03%	23.75%	14.17%	7.81%
International Equity	Templeton Developing Markets VIP Fund - Class 4 Adviser: Templeton Asset Management Ltd.	1.47%*	12.54%	4.11%	2.22%
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.19%*	20.69%	5.17%	1.18%
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.87%*	2.82%	(2.23)%	(0.76)%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.22%*	20.79%	6.34%	3.13%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.

APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts
Leaders 4
Leaders Access 4
Leaders Outlook 4
Leaders Plus 4

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409	2022 Series 509
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

APP A-5

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
•Lifetime Income Builder II
•Lifetime Income Builder Selects
•Lifetime Income Foundation

Applicable To The Following Contracts*
•Leaders 4
•Leaders Access 4
•Leaders Outlook 4
•Leaders Plus 4

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus

The Investment Restrictions

You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following three investment restriction options: (1) Self Select; (2) Asset Allocation Models; or (3) Investment Models. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) SELF SELECT

Satisfy each of the following three categories:

Category 1:	Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Category 2:	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
Category 3:	Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*\
•	American Funds The Bond Fund of America	•	Invesco V.I. Government Securities Fund
•	Hartford Total Return Bond HLS Fund	•	Invesco V.I. High Yield Fund
•	Hartford Ultrashort Bond HLS Fund	•	MFS Total Return Bond Series
•	Invesco V.I. Government Money Market Fund

*If you have 100% allocation to the FAF on and after October 4, 2013 you will comply with these investment restrictions for as long as your allocation remains at 100% to the FAF. Please remember that effective October 4 2013, the FAF was closed to new allocations or Premium Payments (with limited state exclusions). Therefore, if you move any money out of the FAF and into the Sub-Accounts you will not be able to move it back into the FAF AND your Sub-Account allocations must comply with these investment restrictions in order to prevent the termination of your living benefit rider.

Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation in any combination of the following funds, maximum 20% in any one of the following funds
•	AB VPS Balanced Hedged Allocation Portfolio	•	Hartford Stock HLS Fund
•	AB VPS International Value Portfolio	•	Invesco V.I. American Franchise Fund
•	AB VPS Relative Value Portfolio	•	Invesco V.I. Balanced Risk Allocation Fund
•	American Funds Asset Allocation Fund	•	Invesco V.I. Capital Appreciation Fund
•	American Funds Capital World Growth and Income Fund	•	Invesco V.I. Core Equity Fund
•	American Funds Global Growth Fund	•	Invesco V.I. EQV International Equity Fund
•	American Funds Growth Fund	•	Invesco V.I. Global Fund
•	American Funds Growth-Income Fund	•	Invesco V.I. Growth and Income Fund
•	American Funds Washington Mutual Investors Fund	•	Invesco V.I. Main Street Fund
•	Fidelity VIP Contrafund Portfolio	•	Lord Abbett Dividend Growth Portfolio
APP A-6

•	Fidelity VIP Dynamic Capital Appreciation Portfolio	•	Lord Abbett Growth & Income Portfolio
•	Fidelity VIP Growth Portfolio	•	MFS Growth Series
•	Franklin DynaTech VIP Fund	•	MFS Investors Trust Series
•	Franklin Income VIP Fund	•	MFS Total Return Series
•	Franklin Mutual Global Discovery VIP Fund	•	MFS Value Series
•	Franklin Mutual Shares VIP Fund	•	Putnam VT Global Asset Allocation Fund
•	Hartford Balanced HLS Fund	•	Putnam VT International Equity Fund
•	Hartford Capital Appreciation HLS Fund	•	Putnam VT International Value Fund
•	Hartford Disciplined Equity HLS Fund	•	Templeton Foreign VIP Fund
•	Hartford Dividend and Growth HLS Fund

Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation in any combination of the following funds, maximum of 10% in any one of the following funds
•	AB VPS Small/Mid-Cap Value Portfolio	•	Hartford Small Company HLS Fund
•	American Funds Capital World Bond Fund	•	Invesco V.I. American Value Fund
•	American Funds Global Small Capitalization Fund	•	Invesco V.I. Discovery Mid Cap Growth Fund
•	American Funds International Fund	•	Invesco V.I. Main Street Small Cap Fund
•	American Funds New World Fund	•	Invesco V.I. Small Cap Equity Fund
•	Fidelity VIP Mid Cap Portfolio	•	Lord Abbett Bond-Debenture Portfolio
•	Fidelity VIP Value Strategies Portfolio	•	Morgan Stanley VIF Discovery Portfolio
•	Franklin Small Cap Value VIP Fund	•	Putnam VT Diversified Income Fund
•	Franklin Small-Mid Cap Growth VIP Fund	•	Putnam VT Small Cap Value Fund
•	Franklin Strategic Income VIP Fund	•	Templeton Developing Markets VIP Fund
•	Hartford International Opportunities HLS Fund	•	Templeton Global Bond VIP Fund
•	Hartford MidCap HLS Fund	•	Templeton Growth VIP Fund
•	Hartford Small Cap Growth HLS Fund

(2) ASSET ALLOCATIONS MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%
American Funds Growth Fund	5%	6%	8%	10%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%
Hartford Small Company HLS Fund	2%	2%	3%	3%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%
Invesco V.I. High Yield Fund	10%	8%	7%	5%
Putnam VT International Equity Fund	9%	12%	15%	18%
Total	100%	100%	100%	100%

APP A-7

(3) INVESTMENT MODELS

Series 7009
Fund
Franklin Mutual Global Discovery VIP Fund	20%
Franklin Mutual Shares VIP Fund	20%
Franklin Small-Mid Cap Growth VIP Fund	10%
MFS Total Return Bond Series	40%
Templeton Growth VIP Fund	10%
Total	100%

Series 7010
Fund
MFS Total Return Bond Series	40%
Hartford Dividend & Growth HLS Fund	20%
MFS Growth Series	20%
Templeton Foreign VIP Fund	10%
Invesco V.I. International Growth Fund	10%
Total	100%

Series 7011
Fund
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Hartford Small Company HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Total	100%

Series 7018
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	20%
American Funds Growth-Income Fund	20%
American Funds International Fund	10%
American Funds The Bond Fund of America	40%
Total	100%

APP A-8

II. Investment Restrictions For
Lifetime Income Builder Portfolios

Applicable To The Following Contracts*

Leaders 4                        Leaders Select 2
Leaders Access 4                    Leaders Select Outlook 2
Leaders Outlook 4                    Leaders Select Plus 2
Leaders Plus 4                        Leaders Ultra 1
Leaders / Chase 3                    Huntington Leaders 2
Leaders Platinum 1                    Huntington Leaders Outlook 4
Leaders Platinum Outlook 1

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus.

The Investment Restrictions
You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following four investment restrictions options: (1) Investment Strategy Models; (2) Portfolio Planner Asset Allocation Models; or (3) Individual Sub-Accounts. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) INVESTMENT STRATEGY MODELS

Series 8001
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend and Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

Series 8002
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8047
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Growth Opportunities HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

APP A-9

Series 8050
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	25%
American Funds Growth-Income Fund	25%
American Funds International Fund	15%
American Funds The Bond Fund of America	25%
Total	100%

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

Select one of the following investment models:

Fund	2022 Series 109	2022 Series 209	2022 Series 309	2022 Series 409	2022 Series 509
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

(3) INDIVIDUAL SUB-ACCOUNTS

Allocate 100% to any one of these funds, any combination of these funds, or all of the funds.

AB VPS Balanced Hedged Allocation Portfolio
Hartford Balanced HLS Fund
Hartford Ultrashort Bond HLS Fund
Invesco V.I. Balanced Risk Allocation Fund
Invesco V.I. Government Money Market Fund
Lord Abbett Dividend Growth Portfolio
MFS Total Return Series
APP A-10

Appendix A - Funds by Product

Portfolio Company and Adviser/Subadviser	Huntington Leaders Series II (TL)	Huntington Leaders Outlook Series IV (TL)	Leaders / Chase Series III (TL)	Leaders Access Series IV (TL/TLA)	Leaders Series IV (TL)	Leaders Outlook Series IV (TL/TLA)	Leaders Platinum Series I (TL)	Leaders Platinum Outlook Series I (TL)	Leaders Plus Series IV (TL/TLA)	Leaders Select Series II (TL)	Leaders Select Outlook Series II (TL/TLA)	Leaders Select Plus Series I (TL)	Leaders Ultra (TL)
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X	X
AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X	X
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X	X
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X	X
Allspring VT Discovery All Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC										X	X	X
Allspring VT Opportunity Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC										X	X	X
Allspring VT Small Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC										X	X	X
American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Huntington Leaders Series II (TL)	Huntington Leaders Outlook Series IV (TL)	Leaders / Chase Series III (TL)	Leaders Access Series IV (TL/TLA)	Leaders Series IV (TL)	Leaders Outlook Series IV (TL/TLA)	Leaders Platinum Series I (TL)	Leaders Platinum Outlook Series I (TL)	Leaders Plus Series IV (TL/TLA)	Leaders Select Series II (TL)	Leaders Select Outlook Series II (TL/TLA)	Leaders Select Plus Series I (TL)	Leaders Ultra (TL)
Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Huntington Leaders Series II (TL)	Huntington Leaders Outlook Series IV (TL)	Leaders / Chase Series III (TL)	Leaders Access Series IV (TL/TLA)	Leaders Series IV (TL)	Leaders Outlook Series IV (TL/TLA)	Leaders Platinum Series I (TL)	Leaders Platinum Outlook Series I (TL)	Leaders Plus Series IV (TL/TLA)	Leaders Select Series II (TL)	Leaders Select Outlook Series II (TL/TLA)	Leaders Select Plus Series I (TL)	Leaders Ultra (TL)
Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. American Franchise Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Capital Appreciation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
LVIP JPMorgan Core Bond Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.			X
LVIP JPMorgan Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.			X
LVIP JPMorgan U.S. Equity Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.			X
MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X	X	X	X	X	X	X	X	X
APP A.1-3

Portfolio Company and Adviser/Subadviser	Huntington Leaders Series II (TL)	Huntington Leaders Outlook Series IV (TL)	Leaders / Chase Series III (TL)	Leaders Access Series IV (TL/TLA)	Leaders Series IV (TL)	Leaders Outlook Series IV (TL/TLA)	Leaders Platinum Series I (TL)	Leaders Platinum Outlook Series I (TL)	Leaders Plus Series IV (TL/TLA)	Leaders Select Series II (TL)	Leaders Select Outlook Series II (TL/TLA)	Leaders Select Plus Series I (TL)	Leaders Ultra (TL)
MFS® Investors Trust Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X	X	X	X	X	X	X	X	X
Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Developing Markets VIP Fund - Class 4 Adviser: Templeton Asset Management Ltd.	X	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	X	X	X	X	X	X	X	X	X	X	X	X	X

APP A.1-4

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:

Leaders Series IV	C000061266
Leaders Access Series IV	C000061266
Leaders Plus Series IV	C000061266
Leaders Outlook Series IV	C000061266
Leaders Platinum I	C000061271
Leaders Platinum Outlook Series I	C000061271
Leaders / Chase Series III	C000061270
Huntington Leaders Series II	C000061264
Huntington Leaders Outlook Series I	C000061264
Leaders Ultra	C000061276
Leaders Select Series II	C000061273
Leaders Select Outlook Series II	C000061273
Leaders Select Plus Series I	C000061273

APP A.1-5